August 1, 2006
U.S. Securities & Exchange Commission
Attn: Larry Spirgel, Assistant Director
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Western Iowa Energy, LLC Registration Statement on Form 10-SB/A Filed June 21, 2006 File No. 0-51965
Dear Mr. Spirgel:
We are in receipt of your letter dated June 29, 2006 providing comments on our registration statement on Form 10-SB/A as filed on June 21, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 1 to Form 10-SB/A, which includes the revisions made pursuant to your comments.
Form 10-SB/A
Management’s Plan of Operations for the Next 12 Months, page 13
     1. Please refer to prior comment 11. We note that you sent a biodiesel sample to Magellan Midstream Partners for “independent certification.” Tell us whether your customers require product approval before a sale is completed. Also, tell us how certification was accomplished prior to the product pretreatment (pending construction of your pretreatment facilities until the third quarter of 2006).
     Answer: We anticipate, based upon our contract with West Central Cooperative (“West Central”) that West Central will market all biodiesel produced at our facility and that sales of Western Iowa Energy product will be made in West Central’s name. While our agreement with West Central does not explicitly require us to comply with the specifications contained in ASTM D6751 the National Biodiesel Accreditation Commission, an autonomous committee of the National Biodiesel Board, set forth the BQ-9000 Quality Assurance Program Requirements for the Biodiesel Industry. Although we are not currently certified under the BQ-9000 program we are following the sampling and testing process requirements contained in BQ-9000 which includes compliance with the ASTM D6751 standards to ensure that we produce a marketable product.
     The certification process is independent of the pre-treatment process. The certification process tests the final output of the biodiesel regardless of the feedstock used to create the biodiesel, therefore, the product pretreatment facilities are not required to be complete prior to certification. We are currently going through full specification testing. We will be subject to full specification testing until there is sufficient confidence that our plant consistently produces product that meets ASTM D6751. This will require seven consecutive lots of biodiesel produced at our facility to meet the ASTM D6751 standards. Once we have achieved seven consecutive lots that meet the required standards we will be subject to reduced specification testing. However, in the event a significant process change occurs (including the use of different raw materials) or at a minimum once every six months, a production lot will be selected for full specification testing.
Report of Independent Registered Public Accounting Firm, page F-2
     2. Please refer to prior comment 7. Revise the last paragraph to include the statements of operations and cash flows from September 24, 2004 (inception) to December 31, 2005.
     Answer: We have revised the registration statement as suggested.
Note 3 — Members’ Equity, page F-10
     3. Please refer to prior comment 10. Tell us how you are accounting for the verbal agreement to issue an additional 1,000 units. Refer to EITF 96-18 and 00-18.
     Answer: In March 2005 the Company entered into a verbal agreement to issue an additional 1,000 units to the Company’s general contractor, REG. REG is a joint venture between West Central Cooperative of Ralston, Iowa and Todd and Sargent, Inc. West Central Cooperative provides management and operational services for the Company (See Note 8). The verbal agreement provided for the issuance of 1,000 membership units to REG upon substantial completion of construction. The $1,000,000 consideration for the units was to be deducted from the final retainage payable to the contractor. On July 19, 2006 the company modified this agreement and agreed to issue 500 units as the project was substantially complete, the company also agreed to issue the remaining 500 units upon final completion of the contract. The payable was decreased by $500,000 and contributed capital was increased by $500,000 in July with the issuance of the 500 units. The remaining 500 units will be issued upon final completion of the contact and at such time the payable will be decreased and contributed capital will be increased by $500,000. The calculation of diluted shares will be impacted when the aforementioned units are actually issued.
Note 8 — Commitments and Contingencies, page F-11
     4. Please refer to prior comment 11. Tell us what you mean by “in the event West Central is unable to market all product produced at the Wall Lake biodiesel facility at the prices established by Western Iowa Energy, West Central will work with Western Iowa Energy to develop the best business plan for meeting such circumstances.” Also, tell us how you concluded that your price under the arrangement is fixed or determinable under SAB Topic 13(A)(I).
     Answer: We believe that the language in the contract with West Central which states “in the event West Central is unable to market all product produced at the Wall Lake biodiesel facility at prices established by Western Iowa Energy, West Central will work with Western Iowa Energy to develop the best business plan for meeting such circumstances” means that if we price our product at a price greater than what the market will bear, West Central will assist us in re-pricing our product to a price the market will bear.
SAB Topic 13(A)(I) references SOP 97-2 which defines a “fixed fee” as a “fee required to be paid at a set amount that is not subject to refund or adjustment. A fixed fee includes amounts designated as minimum royalties.” Our agreement with West Central provides that at least monthly we will work with West Central to establish the product prices for West Central to use in selling our biodiesel. All product sales made by West Central are to be at the product prices then in effect, unless written consent is received from Western Iowa Energy for special prices due to volume commitments, storage constraints or other reasons approved by Western Iowa Energy. Thus, all of our biodiesel is priced at or before the time of delivery. Our agreement with West Central does not provide West Central any rights of return therefore we consider our biodiesel to be sold product when we deliver the product to West Central. Consequently, we determined that our price is fixed as it is not subject to refund or adjustment once it is delivered to West Central.
     5. Please refer to prior comment 16. Tell us if you have any recourse from West Central (i.e., adjustment to income bonus) arising from the losses related to the soybean oil purchase contracts.
     Answer: The Company believes that West Central does not have any recourse for losses on the soybean oil purchase contracts as it relates to the fair value of financial instrument disclosure. The cost of soybean oil purchased during the year and used in the production of biodiesel is a component in calculating net income. The fluctuation between the market price and the contract price prior to delivery of soybean oil on a contact does not affect the calculation of the income bonus to West Central.
Balance Sheet, page F-13
     6. Please delete the March 31, 2005 balance sheet.
     Answer: We have revised the registration statement as suggested.
Sincerely,
/s/ John Geake
John Geake, President
Enclosure

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